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Silver,  Freedman  &  Taff,  L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
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October 27, 2010

VIA EDGAR AND COURIER

Michael Seaman
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capitol Federal Financial, Inc.
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Filed October 27, 2010
File Number 333-166578

Dear Mr. Seaman:

Pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, on behalf of our client Capitol Federal Financial, Inc. (the “Registrant”), we enclose herewith for filing Post-Effective Amendment No. Two (the “Amendment”) to the Registrant’s Registration Statement on Form S-1 relating to the proposed offering.

The Amendment responds to comments raised by the Staff of the Securities and Exchange Commission in its letter dated October 13, 2010 (the “Comment Letter”).  The Registrant’s responses to the Staff’s comments are numbered to correspond to the numbered comments in the Comment Letter and the Staff’s comments are repeated below for your convenience.

The Amendment is marked to show all revisions to the 424B3 filed on July 19, 2010.

Michael Seaman
Securities and Exchange Commission
October 27, 2010

General

1.	Please amend your filing to include complete new prospectuses rather than prospectus supplements.

A single integrated prospectus, rather than a prospectus supplement, has been provided in response to this comment.

2.
Please review our letters dated June 3, 2010 and July 8, 2010 to ensure that your amendment is responsive to prior comments.  For instance, we note that comment 5 in our June 2, 2010 letter has not been addressed.

We have reviewed your prior comment letters dated June 3, 2010 and July 8, 2010 in order to ensure that this amendment is responsive to all prior comments.  In particular, please note the change to the cover page of the Community Offering Prospectus in response to comment 5 in your June 3, 2010 comment letter.

3.
We note that approximately 14.3 million shares were subscribed for in the original subscription and community offerings.  Since 14.3 million shares represents approximately 12% the offering at the minimum of the range and 10% at the midpoint, please explain why throughout the filing you assume that 20% of the offering will be sold in the subscription and community offerings.

We arrived at our estimate of 20% of the shares to be sold in the subscription and community offerings as follows:  (a) We had initial orders for 14.3 million shares when our appraisal was significantly higher; (b) Our appraisal has been adjusted downward by 18.2%, which we believe will make the shares more attractive to investors; (c) We have been advised by the Registrant and our investment bankers that a number of small, placeholder orders have been received from sophisticated investors in the initial offering.  These orders are utilized to guaranty the investor a priority right to purchase shares in the event of a downward adjustment of the appraisal and a resolicitation, such as we are conducting.  We are also advised that in numerous prior conversion offerings, including second step offerings such as this, placeholder orders from sophisticated investors have been increased substantially in the resolicitation process.

As a result of the above factors, the Registrant, in consultation with its investment bankers and counsel, has made a good faith estimate of the percentage of shares that could be expected to be sold in the subscription and community offerings.

Please also be advised that we have provided, in footnote 2 to the offering summary on the front cover, disclosure regarding commissions to be paid by the Registrant in the event 100% of the shares are sold in the Syndicated Offering.

4.	Please tell us why the final agency agreement was not filed upon consummation of the original offering and why your filing continues to include a form of agency agreement as an exhibit.

The final agency agreement is being filed herewith.

Michael Seaman
Securities and Exchange Commission
October 27, 2010

5.	Please file updated opinions and consents.

Updated opinions and consents from counsel, independent accountants and the appraiser have been filed with this amendment.

Closing Comments

In connection with responding to the Comment Letter, the Registrant acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments with respect to these responses to comments, please call me at (202) 295-4507 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ James S. Fleischer

James S. Fleischer, P.C.

cc:           Michael Clampitt, Senior Attorney